Exhibit (d)(18)

AMENDMENT NO. 2 to the

MONEY MANAGER AGREEMENT

THIS AMENDMENT No. 2 is entered into as of June 15, 2018, by and between Lansdowne Partners (UK) LLP (the “Manager”) and TIFF Investment Program for its TIFF Multi-Asset Fund (the “Fund”).

RECITALS

WHEREAS, the Manager and the Fund are parties to that certain Money Manager Agreement dated as of July 1, 2014, as amended by way of an amendment agreement dated December 16, 2014 entered into between, inter alia, the Fund and the Manager (the “Agreement”) pursuant to which the Manager provides certain investment management services to the Fund; and

WHEREAS, pursuant to Section 11 of the Agreement, the parties hereto desire to amend Section 6 of the Agreement as set forth below.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.	Amendment. Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

“6.	Management Fees; Expenses; Payments for Research

a)	Management Fees. Schedule I attached hereto sets out the fees to be paid by the Fund to the Manager by the tenth business day of the following month in connection with this Agreement. The applicable fee rate will be applied to the average daily net assets (gross of expenses except custodian transaction charges) of the Managed Assets, computed as described in the Fund’s Registration Statement. Management Fees payable hereunder shall be exclusive of any value added (or similar) tax which, if payable, shall be paid by the Fund.

b)	Expenses. The Manager shall furnish at its own expense all of its own office facilities, equipment, and supplies, and shall perform at its own expense all routine and recurring functions necessary to render the services required under this Agreement including administrative, bookkeeping and accounting, clerical, statistical, and correspondence functions. The Manager shall not have responsibility for calculating the Net Asset Value of the Fund’s portfolio, but must review daily the pricing of the Managed Assets as provided by or on behalf of the Funds. The Fund shall pay directly, or, if the Manager makes payment, reimburse the Manager for, (i) custodial fees for the Managed Assets; (ii) brokerage commissions, issue and transfer taxes and other costs of securities transactions to which the Fund is a party, including any portion of such commissions attributable to research and brokerage services but not any portion of such commissions attributable to any services which do not constitute brokerage or research services; and (iii) interest and taxes, if any, payable by the Fund. In addition, the Fund shall pay directly, or, if the Manager makes payment, reimburse the Manager for, such non-recurring special out-of-pocket costs and expenses as may be authorized in advance by the Fund.

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c)	Payments for Research. In response to regulatory and market changes effected by revisions to the European Union’s Markets in Financial Instruments Directive and related laws and regulations (together, “MiFID II”), the Manager and the Fund agree to modify the process by which the Manager may be able to obtain third party research in connection with the services it provides to the Fund hereunder. In that regard, and provided that the brokerage commissions paid or payable by the Fund with respect to the Managed Assets represent payments solely for trade execution and no portion of such commissions are attributable to research or brokerage services (as those terms are defined in Section 28(e) of the United States Securities Exchange Act of 1934, as amended), the Fund shall make periodic payments to the Manager, on such schedule as agreed upon by the Fund and the Manager, for third party research received in connection with the provision of services to the Fund hereunder and, if relevant, certain other clients of the Manager that have similar investment strategies (“research payments”). Such research payments shall be paid by the Fund into a MiFID II-compliant research payment account controlled by the Manager, but which may be administered by a third party. For the avoidance of doubt, the foregoing shall be deemed to be the notice from the Manager to the Fund that Clause 1.5 of Schedule 1 to the consent and disclosure letter dated December 18, 2017 entered into between the Manager and the Fund (the “Letter”) shall not apply and the relevant research payments shall instead become due and payable in accordance herewith. The Manager represents that the relevant research payments will be used by the Manager to pay for the applicable third party research received by the Manager in connection with the provision of services to the Fund hereunder. The amount of the relevant research payments shall not exceed in the aggregate, in any particular calendar year, the annual research budget that is agreed upon in advance in writing by the Fund and the Manager for such calendar year (for the avoidance of doubt, the parties understand and agree that the annual research budget for 2018 has been agreed upon by the Fund and the Manager). Notwithstanding anything to the contrary, the Manager may, in its absolute discretion, pay directly from its own resources for any research received from third parties in connection with the provision of its service to the Fund hereunder.”

2.	Miscellaneous.

(a)	This Amendment shall be effective as of the date set forth above.
(b)	Except as amended hereby, the Agreement shall remain in full force and effect. For the avoidance of doubt, the Letter shall also remain in full force and effect.
(c)	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

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(d)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each party understands and agrees that any portable document format (PDF) file, facsimile or other reproduction of its signature on any counterpart shall be equal to and enforceable as its original signature and that any such reproduction shall be a counterpart hereof that is fully enforceable in any court or arbitral panel of competent jurisdiction. This Amendment may be signed by any party under hand or by way of an electronic signature or by a signature or a representation of a signature affixed by mechanical means and may be reproduced as an electronic record and delivered to either party by facsimile, by electronic mail or by delivery through a web or other electronic portal.
(e)	This Amendment shall be governed by, and the rights of the parties arising hereunder construed in accordance with, the laws of the Commonwealth of Pennsylvania without reference to principles of conflict of laws.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

On behalf of the Fund by		On behalf of
TIFF INVESTMENT PROGRAM		LANSDOWNE PARTNERS (UK) LLP

By:	/s/ Robert Zion	By:	/s/ Stuart Roden

Name:	Robert Zion	Name:	Stuart Roden

Title:	VP & COO	Title:	Senior Member

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